CALIFORNIA STEEL INDUSTRIES

August 5, 2008

BY EDGAR TRANSMISSION

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attention:	Dale Welcome
Division of Corporate Finance

Re:	California Steel Industries, Inc.

Response to Comment Letter dated July 23, 2008

Form 10-K for the fiscal year ended December 31, 2007

Form 10-Q for the fiscal quarter ended March 31, 2008

File No. 333-79587

Dear Mr. Welcome:

We have the following responses to the comments contained in your letter dated July 23, 2008, with respect to the aforementioned filings of California Steel Industries, Inc. (“CSI”) (we have included each question along with our response for your convenience).

As an initial matter for discussion, we filed our Form 10-Q for the quarter ending on June 30, 2008 on Monday, July 28, 2008. Unfortunately, I was out of the office during the week of July 23 and did not see the fax of your letter until after we had filed the 10Q. Accordingly, where you have asked that we make additional disclosures in future filings, we request that this future obligation commence with our Form 10-Q for the quarter ending September 30, 2008.

Form 10-K Comments

Management’s Discussion and Analysis, page 10

1.	Results of Operations, page 11

We noted that the decrease in net sales in 2007 from 2006 of $75.8 million resulted from a decrease of $142.5 million from a decrease in billed tons, offset by $18.0 million due to an increase in average selling price and higher value product mix. Please supplementally quantify for us what other material factors offset the $142.5 million decrease. Additionally, in future filings, please quantify the material components of the change in operating results where there are multiple reasons for such change from period to period and provide a more comprehensive discussion of the specific factors that impacted your gross profit margin.

Securities and Exchange Commission

August 5, 2008

The other material factors offsetting the $142.5 million decrease in net sales from 2007 to 2006 included an increase in freight and outside processing of $48.4 million and a decrease in the rebates allowed to customers of $0.3 million which increased net sales for fiscal year 2007.

In the future, the Company will quantify the material components of the changes in its operating results where there are multiple reasons for such change from period to period.

2.	Liquidity and Capital Resources, page 13

In future filings, please expand your discussion to address the reasons for the year-to-year changes in your working capital.

The Company will expand its discussion to address the reasons for year-to-year changes in its working capital beginning with its Form 10-K filing for the fiscal year ending December 31, 2008 (“2008 Annual Report”) and to the extent applicable, in the quarterly reports.

Consolidated Financial Statements

3.	Consolidated Statements of Cash Flows, page F-7

Please supplementally tell us what the “disposal costs” under investing activities specifically relate to and how you have determined that the classification of these costs comply with paragraphs 15-17 of SFAS 95 and to EITF 02-06, to the extent applicable. This comment also refers to the “removal cost for the sale of property, plant and equipment”, as indicated on the statement of cash flows, appearing in your Form 10-Q for the quarterly period ended March 31, 2008.

The “disposal cost” reported under investing activities in the Company’s 2007 Annual Report and the “removal cost” reported in the Company’s Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008, relate to the cost associated with the disposal or removal of abandoned property, plant and equipment. The Company does not consider these costs to be asset retirement obligations as described in SFAS 143, “Accounting for Asset Retirement Obligations,” because there is no liability, nor is there a legal obligation associated with the retirement of the tangible long-lived asset that resulted from the acquisition, construction, or development and (or) the normal operation as defined in paragraph 2 of SFAS 143. This is our property, on our land and is our facility and it is solely at our discretion to remove these assets and there is no obligation to any third party. The cost associated with the disposal or removal of property, plant and equipment is recognized at the time that the asset is sold or removed as an increase in the basis of the asset. The increase in basis occurs because this is an investing activity in accordance with SFAS 95 paragraph 15. The effect of the increase in basis is to either (i) reduce the gain recognized from the sale or

Securities and Exchange Commission

August 5, 2008

removal, or (ii) increase the loss at the time of sale or removal. This is due to the fact that the sale or removal is an operating activity in accordance with EITF 02-06.

In these reporting periods, the cost associated with the disposal or removal of property, plant and equipment exceeded the proceeds from sale of the related assets. This is due to the nature of certain assets held, which are nearly fully depreciated, and have thus been scheduled for replacement; however, the costs of removal of the asset to be replaced are significant and typically exceed the proceeds that can be obtained upon sale/disposal of these asset. The disposal/removal costs and proceeds have been netted together in investing activities on the statement of cash flows.

The Company considered these pronouncements when classifying these disposal costs on the statement of cash flows. There is no legal obligation associated with these assets nor is this a retirement, but a replacement of assets. Paragraph 15 of SFAS 95 specifically states that disposing of property, plant and equipment used in the production of goods by the enterprise is an investing activity.

4.	Note 9 – Related Party Transactions, page F-20

Please supplementally tell us and disclose in future filings when you recognize profits on sales to affiliates.

The Company recognizes profits on sales to affiliates in accordance with its revenue recognition policy which is disclosed in the Company’s 2007 Annual Report on page 15 under “Critical Accounting Policies.” As the policy states, the Company recognizes revenue when products are shipped or delivered to the customer, depending on the terms of the sale. The Company follows this policy for all customers, whether related parties or not.

In the future, the Company will clarify is fact regarding timing of profits on sales to affiliates in the notes to the financial statements.

5.	Exhibit 31 – Section 302 Certifications

We note that your certifications omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting as required by Item 601(B)(31) of Regulation S-K. This language became required when you included a report by management on the effectiveness of the company’s internal control over financial reporting as disclosed in Item 9A of your Form 10-K for the fiscal year ended December 31, 2007. See Release No. 33-8760: Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies for guidance. In this regard, please amend both your Form 10-K and Form 10-Q for the quarter ended March 31, 2008 to

Securities and Exchange Commission

August 5, 2008

include the aforementioned language in your certifications. Each of your amendments may consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications.

The omission shall be remedied with amendments as requested to our 2007 Annual Report, our Form 10-Q for the quarter ended March 31, 2008 and our Form 10-Q for the quarter ended June 30, 2008.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

6.	Item 4 – Controls and Procedures, page 11

We note that your disclosure controls and procedures are “effective.” However, your disclosure does not provide the full definition of “disclosure controls and procedures” as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise future filings to include the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

We hereby confirm that the use of the term “effective” in our Form 10-Q for the fiscal quarter ending March 31, 2008 and the Form 10-Q for the fiscal quarter ending June 30, 2008, was intended to apply to the full definition of “disclosure controls and procedures” as defined in Rule 13a-15(e) of the Exchange Act. In future filings, we shall state that our controls and procedures are “effective” or “ineffective”, without definition.

As requested in your letter, we hereby acknowledge the following:

•	that the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 5, 2008

We look forwarding to resolving all of the Commission’s comments in a satisfactory manner. Please feel free to contact me if you require any additional information or have any additional comments.

Very truly yours,

CALIFORNIA STEEL INDUSTRIES, INC.

By:	/s/ Ricardo Bernardes
Ricardo Bernardes,
Executive Vice President, Finance and
Chief Financial Officer

cc:	Glen W. Price

Best Best & Krieger LLP

George Martin

Ernst & Young, LLP